SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------
                                 SCHEDULE 13E-3
                                  RULE 13E-100
                    TRANSACTION STATEMENT UNDER SECTION 13(E)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                             ----------------------

                                 ANTENNA TV S.A.
                              (NAME OF THE ISSUER)

                                 ANTENNA TV S.A.
                      (NAME OF PERSON(S) FILING STATEMENT)

          ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES (EACH AMERICAN
         DEPOSITARY SHARE REPRESENTING ONE HALF OF ONE ORDINARY SHARE)
                         (TITLE OF CLASS OF SECURITIES)

                              CUSIP NO. 03672N 10 0
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            DR. NIKOLAOS ANGELOPOULOS
                             CHIEF FINANCIAL OFFICER
                                 ANTENNA TV S.A.
             KIFISSIAS AVENUE 10-12, 15 125 MAROUSSI, ATHENS, GREECE
                           TELEPHONE: +30 210 688 6500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)


This statement is filed in connection with (check the appropriate box):
a   [_]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c)under the Securities Exchange Act of 1934.
b.  [_]   The filing of a registration statement under the Securities Act of
          1933.
c.  [X]   A tender offer.
d.  [_]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]


                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $9,366,226                                   $1,873.25
--------------------------------------------------------------------------------


------------
  * Estimated for purposes of calculating the filing fee. This calculation assumes the purchase of 3,902,594 Ordinary Shares (either directly or in the form of American Depositary Shares (each represented by one half of one Ordinary Share)) of Antenna TV S.A., ticker symbol "ANTV," at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash. The amount of the filing fee, calculated in accordance with Regulation 2400.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
 [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:   $1,873.25         FILING PARTY: HOLNEST INVESTMENTS LIMITED
                                                          GLOBECAST HOLDINGS LIMITED
                                                          ALTAVISTA GLOBAL HOLDINGS LIMITED
                                                          PRAXIS GLOBAL INVESTMENTS LIMITED
                                                          MINOS KYRIAKOU
                                                          THEODORE KYRIAKOU
                                                          XENOPHON KYRIAKOU
                                                          ATHINA KYRIAKOU

FORM OR REGISTRATION NO.: SCHEDULE TO/13E-3     DATE FILED:    NOVEMBER 25, 2002

                                  INTRODUCTION

                  This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") relates to the offer by Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited and Praxis Global Investments Limited, each a corporation incorporated pursuant to the laws of the Republic of Ireland, and Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors"), as set forth in the Tender Offer Statement on Schedule TO, dated November 25, 2002 (as amended and supplemented on December 17, 2002, the "Schedule TO"), to purchase (i) all outstanding ordinary shares ("Ordinary Shares") not already owned by the Offerors or their affiliates and (ii) all outstanding American Depositary Shares ("ADSs") not already owned by the Offerors or their affiliates (each ADS representing one half of one Ordinary Share), of Antenna TV S.A. ("Antenna" or the "Company"), a Greek societe anonyme, at a purchase price of $2.40 per Ordinary Share or $1.20 per ADS, net in cash, without interest, upon the terms and subject to the conditions of the Offerors' Offer to Purchase dated November 25, 2002 and amended on December 17, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit
(a)(1)(B) (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the "Offer").

                  In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on November 25, 2002 (as amended and supplemented on December 17, 2002, the "Schedule 14D-9"). The information contained in the Schedule 14D-9 is expressly incorporated by reference in response to the items of this Schedule 13E-3. The information contained in the Offer to Purchase is expressly incorporated by reference in response to the items of this Schedule 13E-3.

                  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings ascribed to them in the Offer to Purchase.

ITEM 1.           SUMMARY TERM SHEET

                  The information contained in the section "Summary Term Sheet" in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION

         (A)      NAME AND ADDRESS.

                  The name of the subject company is Antenna TV S.A. a Greek societe anonyme company. The address of the principal executive offices of the Company is Kifissias Avenue 10-12, 15 125 Maroussi, Athens, Greece. The telephone number of the principal executive offices of the Company is +30 210 688 6100.

         (B)      SECURITIES.

                  This Schedule 13E-3 relates to the Company's Ordinary Shares, nominal value GRD 100 per share and its American Depositary Shares, each ADS representing one half of one Ordinary Share. As of the close of business on November 25, 2002, there were 19,849,440 Ordinary Shares outstanding.

         (C)      TRADING MARKET AND PRICE.

                  The information set forth under the caption "The Offer -- Price Range of ADSs; Dividends" in the Offer to Purchase is incorporated in this
Schedule 13E-3 by reference.

         (D)      DIVIDENDS.

                  The information set forth under the caption "The Offer -- Price Range of ADSs; Dividends" in the Offer to Purchase is incorporated in this
Schedule 13E-3 by reference.

         (E)      PRIOR PUBLIC OFFERINGS.

                  Not applicable.

         (F)      PRIOR STOCK PURCHASES.

                  Not applicable.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSONS

         (A)      NAME AND ADDRESS.

                  This Schedule 13E-3 is filed by Antenna, which is the issuer and subject company (the "Filing Person").

                  The name, business address and business telephone number of Antenna are set forth in Item 2 above. The name, business address and business telephone number of the board of directors of Antenna are set forth in Item 3(c) below.

                  The information set forth under the caption "Schedule I Information Concerning the Directors and Executives of the Offerors" of the Offer to Purchase is incorporated in this Schedule 13E-3 by reference.

         (B)      BUSINESS AND BACKGROUND OF ENTITIES.

                  The information set forth under the caption "The Offer - Certain Information Concerning the Offerors" of the Offer to Purchase is incorporated in this Schedule 13E-3 by reference.

         (C)      BUSINESS AND BACKGROUND OF NATURAL PERSONS.

                  Not applicable.

                  DIRECTORS AND EXECUTIVE OFFICERS OF ANTENNA. The following table sets forth the name, business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Antenna. During the last five years, neither Antenna nor, to the best knowledge of Antenna, any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. None of the individuals are citizens of the United States.

         NAME              BUSINESS ADDRESS               BUSINESS EXPERIENCE                CITIZENSHIP
-----------------------    ----------------     --------------------------------------      -------------
Minos Kyriakou                   (1)            MR. MINOS KYRIAKOU founded Antenna in           Greek
                                                December 1989 and has served as its
                                                Chairman since then. Mr. Kyriakou was
                                                Antenna's Chief Executive Officer from
                                                December 1989 until March 1999. He is
                                                also a shipowner, and the President of
                                                the Aegean Foundation

         NAME              BUSINESS ADDRESS               BUSINESS EXPERIENCE                CITIZENSHIP
-----------------------    ----------------     --------------------------------------      -------------
                                                and Honorary Consul General of
                                                Singapore to Athens and of Poland to
                                                Thessaloniki. He is also a director of
                                                Antenna Productions S.A. (a holding
                                                company), Antel S.A. (a developer of
                                                computer software and provider of data
                                                transmission services), Antenna
                                                Satellite (which broadcasts and
                                                distributes television programming in
                                                the United States), Antenna Satellite
                                                Radio (which operates radio stations
                                                in the United States), Antenna RT
                                                Satellite Services Ltd. (a holding
                                                company), Pacific Broadcast (which
                                                broadcasts television programming in
                                                Australia through a joint venture) and
                                                Chairman of Euroholding Capital
                                                Investment Corp. (previously known as
                                                Athenian Capital Holdings S.A.) (a
                                                holding company).

Theodore Kyriakou                (1)            MR. THEODORE KYRIAKOU, Mr. Minos                Greek
                                                Kyriakou's son, served as Antenna's
                                                Executive Vice President (from 1995)
                                                and its Chief Operating Officer (from
                                                September 1998) until his appointment
                                                in March 1999 as Antenna's Chief
                                                Executive Officer, which position Mr.
                                                Kyriakou held until his appointment in
                                                January 2002 as Antenna's Group Vice
                                                Chairman. Mr. Kyriakou has been a
                                                Director since September 1998. Before
                                                1995, he worked for the CBS affiliate
                                                in Washington, D.C. owned by Gannett
                                                Broadcasting. He has also worked for
                                                Antenna Satellite in New York. He
                                                holds a degree in International
                                                Business and Finance and a degree in
                                                Physics, from Georgetown University
                                                where he graduated CUM LAUDE.

Spilios Charamis                 (1)            MR. SPILIOS CHARAMIS has over 30 years          Greek
                                                experience in broadcasting and joined
                                                Antenna as General Manager in 1989. He
                                                has been Antenna's TV Group General
                                                Manager since September 2000. He has
                                                served as Antenna's Vice Chairman
                                                since September 1998. He also serves
                                                as an officer of Antenna Cyprus. His
                                                previous employment includes general
                                                manager of Mole-Richardson Ltd.,
                                                deputy general manager of ERT, vice
                                                president of Hellas Radio and managing
                                                director of Bioplastic S.A. Mr.
                                                Charamis studied

         NAME              BUSINESS ADDRESS               BUSINESS EXPERIENCE                CITIZENSHIP
-----------------------    ----------------     --------------------------------------      -------------
                                                Law at the University of Athens and
                                                Cinema and Television at the
                                                University of California at Los
                                                Angeles. Mr. Spilios Charamis was
                                                appointed Group General Manager, Vice
                                                Chairman, since January 2002.

Jonathan Procter                 (1)            MR. JONATHAN PROCTER joined Antenna in      South African
                                                May 2000 as Pay TV Group General
                                                Manager and has been Antenna's TV
                                                Group CEO since January 2002. Before
                                                joining Antenna, he served as chief
                                                executive officer of the first
                                                privately owned licensed television
                                                channel in South Africa, e.tv. Prior
                                                to that, he was chief executive
                                                officer of Bop Broadcasting Corp.,
                                                which operated two television networks
                                                and three radio stations.

Maurice Avdelas                  (1)            DR. MAURICE AVDELAS has been Antenna's          Greek
                                                General Manager Antenna TV since
                                                September 2000 and Antenna's Managing
                                                Director (CEO) since January 2002. He
                                                was Antenna's Deputy General Manager
                                                from December 1997 to September 2000
                                                and has worked for Antenna since 1990
                                                as head of the Marketing and Research
                                                team where he served as Director since
                                                1991. Before that, he worked as
                                                Director of Marketing for the radio
                                                station Flash 96.1 and as a Research
                                                Advisor of the Greek Cinematography
                                                Center. He holds a degree from the
                                                School of Business and Economics and
                                                has completed graduate studies in the
                                                field of mass media. He also holds a
                                                doctorate degree from the Universite
                                                Paris VIII and has been involved in
                                                several research projects and lectures
                                                on the subject of mass media in
                                                Greece.

Nikolaos Angelopoulos            (1)            DR. NIKOLAOS ANGELOPOULOS has served            Greek
                                                as Antenna's Chief Financial Officer
                                                since June 1996 and has 23 years of
                                                experience in the business and finance
                                                sectors. Before June 1996, he was
                                                financial director of Olympic Airways,
                                                S.A., corporate treasurer and
                                                management controls and planning
                                                manager of British Petroleum in Greece
                                                and an economist with Societe d'Etudes
                                                et Developpement Economique et Social,
                                                S.A. in Paris. He

         NAME              BUSINESS ADDRESS               BUSINESS EXPERIENCE                CITIZENSHIP
-----------------------    ----------------     --------------------------------------      -------------
                                                holds a masters and a Ph.D. degree
                                                from the University of Paris I
                                                --Sorbonne.

George Anypas                Mesogion 225       MR. GEORGE ANTYPAS joined Antenna's             Greek
                         Neo Psyhiko, Athens,   Board in December 2000. He has over
                                Greece          30 years experience in  international
                           +30 210 679 4700     markets. From 1967 to 1996, he was
                                                Chairman of the Board and Chief
                                                Executive Officer of Antypas Co S.A.
                                                From 1980 to 1986, he also served as
                                                planning and marketing advisor of
                                                O.M.C. Group of Companies Ltd.,
                                                England. Since 1997, he has been a
                                                member of Board of Directors of Vardas
                                                AEBEE, as special market advisor as
                                                well as in senior management positions
                                                in private industry. Since 2000, he
                                                has been a Vice President of Lekatsa
                                                S.A. Medical Center.

Panagiotis Fotilas            Karoali &         DR. PANAGIOTIS FOTILAS joined Antenna's
                            Dimitriou 80,       Board of Directors in September 1998.
                           Piraeus, Greece      From 1983 to 1988, he served as chairman
                           +30 210 414 2164     and managing director of the Hellenic
                                                Aerospace Industry. Dr. Fotilas has
                                                been a Professor of the University of
                                                Piraeus since June 1985.

Athina Kyriakou                  (1)            MS. ATHINA KYRIAKOU, Mr. Minos                  Greek
                                                Kyriakou's daughter, joined Antenna's
                                                Board in December 2000. She has served
                                                in Antenna's Television Programming
                                                Department, Sales and Marketing
                                                Department and New Business
                                                Development Department. From January
                                                2000 to May 2000 she was an Editorial
                                                Assistant at "Mediterranean
                                                Quarterly," a journal of global issues
                                                in Washington D.C. From July 2000 to
                                                August 2000, she worked for "Maxim
                                                Magazine," a Daphne publication.
                                                Currently, Ms. Kyriakou is attending
                                                New York University where she is
                                                studying for her Masters Degree.

Xenophon Kyriakou                (1)            MR. XENOPHON KYRIAKOU, Mr. Minos               Greek
                                                Kyriakou's son, joined Antenna's
                                                Board of Directors in September
                                                1998. He is a shipowner, a
                                                director of a Greek shipping
                                                company and a director of Antel
                                                S.A

         NAME              BUSINESS ADDRESS               BUSINESS EXPERIENCE                CITIZENSHIP
-----------------------    ----------------     --------------------------------------      -------------

Alkistis Marangoudaki            (1)            MS. ALKISTIS MARANGOUDAKI is Antenna'           Greek
                                                TV Group Programming Manager and has
                                                over 10 years of experience in both
                                                newspaper and television programming
                                                and joined Antenna in 1989. Before
                                                joining Antenna, she worked for the
                                                newspapers "Antilogos" and "Evdomi."
                                                She holds a degree in Political
                                                Science from the University of Athens
                                                and has a postgraduate degree in
                                                Communication Policy from the City
                                                University in London.

Dimitrios Dallas                 (1)            MR. DIMITRIOS DALLAS is Antenna's TV            Greek
                                                Group Technical Manager and is an
                                                electrical engineer with over 20 years
                                                experience in the radio and television
                                                sector. He is a specialist in the
                                                design, installation and operation of
                                                television equipment. Before joining
                                                Antenna in 1989, he was manager of the
                                                television department of Telmaco in
                                                Greece for five years.

Vangelis Moraitis                (1)            MR. VANGELIS MORAITIS joined Antenna            Greek
                                                on March 15, 2000 and is Group Sales
                                                and Marketing General Manager. Before
                                                joining Antenna, he was the
                                                Advertising Sales Manager of Mega
                                                Channel, and before that was the
                                                Marketing and Sales Director of Desmi
                                                Publications (Greek City Guide and
                                                Life Style Magazines & Publications).
                                                Prior to that, he worked for several
                                                years as a media manager and director
                                                in the Greek advertising industry. He
                                                has done postgraduate modules in Media
                                                at New York University, holds a
                                                postgraduate degree in Advertising
                                                from the Hellenic Advertising Agency
                                                Association in Greece and his
                                                bachelors in economics from the
                                                University of Athens.

Michael Poulos                   (1)            MR. MICHAEL POULOS joined Antenna in            Greek
                                                September 1999 and is Group Human
                                                Resources and Administration Manager.
                                                Before joining Antenna, he was an
                                                Human Resources manager at Fort James
                                                Hellas. He studied economics at the
                                                University of Salonica and he also
                                                holds a Masters degree in Business
                                                Administration from the University of
                                                Virginia.

         NAME              BUSINESS ADDRESS               BUSINESS EXPERIENCE                CITIZENSHIP
-----------------------    ----------------     --------------------------------------      -------------
Kostas Kibouropoulos             (1)            MR. KOSTAS KIBOUROPOULOS joined                 Greek
                                                Antenna in October 1994 and was
                                                appointed Radio Group General Manager
                                                in September 2000. Before joining
                                                Antenna, he worked for Skai Radio and
                                                TV as Director General. Prior to that,
                                                he was a political reporter. Mr.
                                                Kibouropoulos studied Law and
                                                Political Science at the University of
                                                Athens.

---------------

(1) Business Address: Antenna TV S.A., Kifissias Avenue 10-12, 15 125 Maroussi, Athens, Greece, +30 210 688 6100

ITEM 4.           TERMS OF THE TRANSACTION

         (A)      MATERIAL TERMS.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference: Summary Term Sheet; Introduction; The Offer -- Terms of the Offer; The Offer -- Acceptance for Payment and Payment for ADSs and Ordinary Shares; The Offer -- Procedures for Tendering ADSs and Ordinary Shares; The Offer -- Withdrawal Rights; The Offer -- Certain U.S. Federal Tax Consequences; and The Offer -- Conditions of the Offer.

         (C)      DIFFERENT TERMS.

                  Not applicable.

         (D)      APPRAISAL RIGHTS.

                  Not applicable.

         (E)      PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

                  None.

         (F)      ELIGIBILITY FOR LISTING OR TRADING.

                  Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         (A)      TRANSACTIONS.

                  The information set forth in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions in the Offer to Purchase, is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Background of the Offer; Special Factors -- Related Party Transactions; Special Factors -- Interests of Certain Persons in the Offer; and The Offer - Interest of Directors and Executive Officers and Principal.

         (B)      SIGNIFICANT CORPORATE EVENTS.

                  The information set forth in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions in the Offer to Purchase, is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Background of the Offer; and Special Factors -- Purpose of the Offer; Plans for Antenna.

         (C)      NEGOTIATIONS OR CONTACTS.

                  The information set forth in Item 3, "Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, and under the following captions in the Offer to Purchase, is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Background of the Offer; Special Factors -- Purpose of the Offer; Plans for Antenna; and The Offer - Interest of Directors and Executive Officers and Principal.

         (E)      AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Introduction; Special Factors -- Background of the Offer; Special Factors -- Purpose of the Offer; Plans for Antenna; Special Factors -- Related Party Transactions; and Special Factors -- Interests of Certain Persons in the Offer.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         (A)      USE OF SECURITIES ACQUIRED.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Introduction; Special Factors -- Background of the Offer; Special Factors -- Purpose of the Offer; Plans for Antenna; Special Factors -- Recommendation of the Special Committee and the Antenna Board; Special Factors - Fairness of the Offer; Special Factors - Position of the Offerors Regarding Fairness of the Offer; and The Offer -- Effect of the Offer on the Market of the ADSs and Ordinary Shares.

         (C)      PLANS.

                  The information set forth in Item 7, "Purposes of the Transaction and Plans or Proposals" of the Schedule 14D-9, and under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Background of the Offer; Special Factors -- Purpose of the Offer; Plans for Antenna; Special Factors -- Fairness of the Offer; Special Factors - Position of the Offerors Regarding Fairness of the Offer; Special Factors -- Interests of Certain Persons in the Offer; The Offer -- Price Range of ADSs; Dividends; and The Offer -- Effect of the Offer on the Market of the ADSs and Ordinary Shares.

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

                  The information set forth at Item 4(b) under the caption "Reasons for the Recommendation; Background of the Offer" in the Schedule 14D-9 is incorporated in this Schedule 13E-3 by reference.

         (A)      PURPOSES.

                  The information set forth in Item 7 of the Schedule 14D-9 and under the following captions in the Offer to Purchase is incorporated in this
Schedule 13E-3 by reference:

                  Special Factors -- Purpose of the Offer; Plans for Antenna; Special Factors -- Related Party Transactions; and Special Factors -- Interests of Certain Persons in the Offer.

         (B)      ALTERNATIVES.

                  The information set forth at Item 4(b) under the caption "Reasons for the Recommendation; Background of the Offer" in the Schedule 14D-9 is incorporated in this Schedule 13E-3 by reference.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Background of the Offer; and Special Factors -- Purpose of the Offer; Plans for Antenna.

         (C)      REASONS.

                  The information set forth at Item 4 in the Schedule 14D-9 and under the following captions in the Offer to Purchase is incorporated in this
Schedule 13E-3 by reference.

                  Special Factors -- Purpose of the Offer; Plans for Antenna; Special Factors -- Fairness of the Offer; and Special Factors
                  - Position of the Offerors Regarding Fairness of the Offer.

         (D)      EFFECTS.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Introduction; Special Factors -- Purpose of the Offer; Plans for Antenna; Special Factors -- Fairness of the Offer; Special Factors - Position of the Offerors Regarding Fairness of the Offer; The Offer -- Certain U.S. Federal Tax Consequences; and The Offer -- Effect of the Offer on the Market for the ADSs and Ordinary Shares.

ITEM 8.           FAIRNESS OF THE TRANSACTION

         (A)      FAIRNESS.

                  The information set forth at Item 4(a) under the caption in the Schedule 14D-9 entitled "Solicitation Recommendation" is incorporated in this Schedule 13E-3 by reference.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Opinion of Financial Advisor; Special Factors -- Fairness of the Offer; and Position of the Offerors Regarding Fairness of the Offer.

         (B)      FACTORS CONSIDERED IN DETERMINING FAIRNESS.

                  The information set forth at Item 4(b) under the following caption "Reasons for the Recommendation; Background of the Offer" in the
Schedule 14D-9 is incorporated in this Schedule 13E-3 by reference.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Opinion of Financial Advisor; Special Factors -- Fairness of the Offer; and Position of the Offerors Regarding Fairness of the Offer.

         (C)      APPROVAL OF SECURITY HOLDERS.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Purpose of the Offer; Plans for Antenna; and The Offer -- Terms of the Offer.

         (D)      UNAFFILIATED REPRESENTATIVE.

                  The information set forth in Item 5 under the caption in the
Schedule 14D-9 entitled "Person/Assets, Retained, Employed, Compensated or Used" is incorporated in this Schedule 13E-3 by reference.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Opinion of Financial Advisor; and Special Factors -- Background of the Offer.

         (E)      APPROVAL OF DIRECTORS.

                  The information set forth at Item 4(a) under the caption "Solicitation Recommendation and Item 4(b) under the caption "Reasons for the Recommendation; Background of the Offer" in the Schedule 14D-9 are incorporated in this Schedule 13E-3 by reference.

                  The information set forth under the following captions in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference:

                  Special Factors -- Opinion of Financial Advisor; and Special Factors -- Background of the Offer.

         (F)      OTHER OFFERS.

                  None.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

         (A)      REPORT, OPINION OR APPRAISAL.

                  The information set forth under the caption in the Offer to Purchase entitled "Special Factors -- Opinion of Financial Advisor" is incorporated in this Schedule 13E-3 by reference.

         (B)      PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.

                  The information set forth under the caption in the Offer to Purchase entitled "Special Factors -- Opinion of Financial Advisor" is incorporated in this Schedule 13E-3 by reference.

                  The information set forth at Item 4 in the Schedule 14D-9 is incorporated in this Schedule 13E-3 by reference.

         (C)      AVAILABILITY OF DOCUMENTS.

                  The information set forth in the fairness opinion of the Special Committee attached to the Offer to Purchase as Annex A is incorporated in this Schedule 13E-3 by reference.

ITEM 10.          SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (A)      SOURCE OF FUNDS.

                  The information set forth under the caption "The Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated in this
Schedule 13E-3 by reference.

         (B)      CONDITIONS.

                  The information set forth under the caption "The Offer -- Source and Amount of Funds" in the Offer to Purchase is incorporated in this
Schedule 13E-3 by reference.

         (C)      EXPENSES.

                  The information set forth under the caption in the Offer to Purchase entitled "The Offer -- Fees and Expenses" is incorporated in this
Schedule 13E-3 by reference.

         (D)      BORROWED FUNDS.

                  Not applicable.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         (A)      SECURITIES OWNERSHIP.

                  The information set forth under the captions "Special Factors -- Interests of Certain Persons in the Offer" and "The Offer - Certain Information Concerning the Officers" in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference.

         (B)      SECURITIES TRANSACTIONS.

                  The information set forth under Item 6 of the Schedule 14D-9 entitled "Interest in Securities of the Subject Company" is incorporated in this
Schedule 13E-3 by reference.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION

         (A)      INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION.

                  Not applicable.

         (B)      RECOMMENDATIONS OF OTHERS.

                  The information set forth under Items 4(a) and (b) of the
Schedule 14D-9 entitled "Solicitation Recommendation" and "Reasons for the Recommendation; Background of the Offer," respectively, is incorporated in this
Schedule 13E-3 by reference.

                  The information set forth under the Offer to Purchase entitled "Special Factors --Fairness of the Offer "; and "Special Factors - Position of the Offerors Regarding Fairness of the Offer" is incorporated in this Schedule 13E-3 by reference.

ITEM 13.          FINANCIAL STATEMENTS

         (A)      FINANCIAL INFORMATION.

                  The information set forth in the Offer to Purchase entitled "The Offer -- Certain Information Concerning Antenna" is incorporated in this
Schedule 13E-3 by reference. The information set forth in Item 8 of Antenna's Annual Report on Form 20-F for the fiscal year ended December 31, 2001 is incorporated in this Schedule 13E-3 by reference. The information set forth in
Item 1 of Antenna's Quarterly Report on Form 6-K for the quarterly period ended September 30, 2002 is incorporated in this Schedule 13E-3 by reference.

         (B)      PRO FORMA INFORMATION.

                  Not applicable.

ITEM 14.          PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

         (A)      SOLICITATIONS OR RECOMMENDATIONS.

                  The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated in this Schedule 13E-3 by reference.

         (B)      EMPLOYEES AND CORPORATE ASSETS.

                  The information set forth at Item 5 in the Schedule 14D-9 under the caption "Persons/Assets Retained, Employed, Compensated or Used" is incorporated in this Schedule 13E-3 by reference.

ITEM 15.          ADDITIONAL INFORMATION

         (A)      OTHER MATERIAL INFORMATION.

                  The information contained in the Offer to Purchase is incorporated in this Schedule 13E-3 by reference.

ITEM 16.          EXHIBITS

(a)(1)(A) Offer to Purchase dated November 25, 2002, as amended and supplemented on December 17, 2002.

(a)(1)(B)         Form of Letter of Transmittal.*

(a)(1)(C)         Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)         Form of Letter to Clients.*

(a)(2)(A)         Press Release issued by the Offerors dated November 25, 2002.*

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna, dated November 11, 2002 (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committeee on November 12, 2002.*

* Incorporated by reference to the Schedule TO filed by the Offerors on November 25, 2002, as amended on December 17, 2002.

                                      SIGNATURES

                  After due inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          ANTENNA TV S.A.



                                          By:  /s/ Nikolaos Angelopoulos
                                               ---------------------------------
                                               Name:  Nikolaos Angelopoulos
                                               Title: Chief Financial Officer



Dated:  December 17, 2002

                                     EXHIBIT INDEX

(a)(1)(A) Offer to Purchase dated November 25, 2002, as amended and supplemented on December 17, 2002.

(a)(1)(B)         Form of Letter of Transmittal.*

(a)(1)(C)         Form of Notice of Guaranteed Delivery.*

(a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)         Form of Letter to Clients.*

(a)(2)(A)         Press Release issued by the Offerors dated November 25, 2002.*

(c)(1) Opinion of Piraeus Bank, financial advisor to the Special Committee of the Board of Directors of Antenna, dated November 11, 2002 (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(c)(2) Materials presented by representatives of Piraeus Bank to the Special Committeee on November 12, 2002.*

* Incorporated by reference to the Schedule TO filed by the Offerors on November 25, 2002, as amended on December 17, 2002.